Exhibit 99.83

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MAY 31, 2019

NEXTECH AR SOLUTIONS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MAY 31, 2019

GENERAL

This discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at October 2, 2019 and should be read in conjunction with consolidated financial statements of NexTech AR Solutions Corp. (the “Company” or “NexTech”) for the year ended May 31, 2019 and the related notes thereto.

Those financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the international Financial Reporting Interpretations Committee (“IFRIC”). Except where otherwise noted, all dollar figures included herein are quoted in Canadian dollars. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

The Company was incorporated on January 12, 2018. NexTech has acquired an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology. It has also acquired a portfolio of 400 published applications both in Apple’s app store as well as Google Play store which have been consistently generating revenue since 2016 (“App Portfolio”). The App Portfolio was acquired in March 2018 and has a history of earning advertising revenue dating back to 2016. The Company is using its portfolio of patents under exclusive license to develop a new 3D fully immersive advertising platform targeting the cannabis industry first, but the technology can be adapted to any product in any industry. NexTech has a two-pronged strategy for growth including growth through acquisitions as well as by bringing a next-generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and WordPress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code. NexTech’s ARitize™ eCommerce solution is a monthly service as a subscription (“SaaS”) platform that enables retailers to transform 2D images into true 3D AR experiences. The Company expects that it will be able to leverage its existing relationships with Apple and Google to generate additional advertising revenues using its newly acquired patented technology focusing on augmented reality advertising technology. In the quarter ended February 28, 2019, NexTech acquired a web-based learning platform which is a strategic addition to its AR assets. NexTech acquired AR Ecommerce, LLC, on January 7, 2019, an online ecommerce vacuum cleaner business which has consistently generated earnings and cashflows for several years. On April 10, 2019, the Company acquired Infinite Pet Life, a web-based business which sells supplements for pets. Management made these acquisitions to acquire hard goods businesses which will generate cash flow and accordingly reduce the Company’s overall cash requirements as it builds out its AR platform plus to be able to use as a showcase for its augmented reality technology.

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FORWARD LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause NexTech’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to obtain advertising contracts by using its AR technology and business competition which could reduce or limit its market share in technology-based advertising.

The operating plan is also dependent on being able to raise new equity or debt financing as required to ensure there are sufficient capital resources to develop advertising platforms to attract clientele and that will generate advertising revenue to sustain cash flow for operations. Other factors which affect NexTech’s operating plan are gaining access to the tech-based advertising market and being able to demonstrate the effectiveness of its advertising platform and retaining quality staff who can produce advertising best suited to this medium. If any of these factors are affected negatively, there could be a significant impact on the Company’s operating plan and on any forward-looking statements contained herein.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise except as required by securities law.

HIGHLIGHTS FOR THE YEAR

During the year ended May 31, 2019, and up to the date of this report the Company:

●	Completed its Plan of Arrangement with Future Farm Technologies Inc. (“FFT”) whereby 1 million shares of the Company were distributed to FFT shareholders.

●	Filed its Listing Statement with the Canadian Securities Exchange (“CSE”) on October 30, 2018 and the stock traded under the symbol NTAR on the CSE on October 31, 2018;

●	Was approved to trade on the OTCQB market;

●	Completed the development and deployment of its first application the ARitize™ app.

●	Exercised its option to acquire edCetra, an eLearning platform by issuing 300,000 common shares;

●	Launched a new unity plugin developer-focused program called the “ARitize Studio”, which is a publishing platform available for the creation and distribution of AR-first and AR-native experiences for IOS, Android and NexTech’s patent pending web enabled AR platform;

●	Received $3,080,750 in proceeds from the exercise of share purchase warrants.

●	Acquired AR Ecommerce LLC (“ARECOMM”), an operating business owned by two of its officers by issuing 2,000,000 common shares;

●	Acquired Infinite Pet Life (“IPET”) a web-based retailer for pet health supplements, for US$1,850,000 in cash;

●	Acquired Hoot, a web site that provides 3D and 360-degree product photography in conjunction with spin and zoom technology to online retailers;

●	Began integrating IBM Watson’s Machine Learning algorithms into its patent pending web enabled AR platform;

●	Filed a comprehensive provisional patent application for its recently announced web enabled augmented eCommerce solution and is in the process of filing a non-provisional application which should be completed during 2019; and subsequent to May 31, 2019,

●	Subsequent to May 31, 2019, completed three private placements for gross proceeds of $1,765,779 and issued $985,500 of convertible debentures with an interest rate of 9% and convertible into common shares at $0.60 per share.

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OPERATIONS REVIEW

Nextech is developing a proprietary Web AR platform where it can ARitize ™ or turn 2D objects into 3D objects at scale. Leveraging its ARitize™ abilities and Web AR platform Nextech is creating a new and disruptive advertising, training and learning environments by using augmented reality objects and live streaming 360-degree video. As part of its tech stack the company has launched its white label app called “Aritize” which uses its patented technology to create volumetric rooms to be filled with augmented reality objects, i.e. cannabis, food, automotive, apparel etc. In summary the company has licensed a broad array of patented technology and has developed new proprietary technology, taking a 2D object and ARitizing (turns into 3D) it then publishes it on its proprietary Native AR platform and for a monthly fee, consumers can learn, shop and purchase goods and services in a fully immersive 3D world.

OUTLOOK

In the next twelve months NexTech plans to launch an impressive stack of patented augmented reality and AI technologies that will generate significant revenue from a SaaS model, training and education. The company is moving rapidly in the development and deployment of its platform with its first application the ARitize™ app already on the market and its web enabled ecommerce platform also on the market. This will secure it with the first mover advantage in the retail, cannabis, AR marketplace as well as other markets. The company is also actively building a growing pipeline of sales which include automotive, cannabis, traditional retail, sporting goods, education and training. Also, to stay in lock step with Apple and Google the company will be rolling out new upgrades to its technology stack every 60-90 days for the foreseeable future. Apple has just released a new ARkit2.0 allowing for shared AR experiences. In addition to persistent and shared experiences, ARKit 2.0 will bring improved face tracking, more realistic rendering, and 3D object detection. Shared experiences will enable multiplayer support for games and group collaboration for productivity apps. In addition, a spectator mode so that others can watch along from another iOS device. Nextech is now working to be able to offer the same to its customers and future customers both in app as well as on its web enabled AR platform.

RESULTS OF OPERATIONS

Three Months Ended May 31, 2019

For the three months ended May 31, 2019, the Company had a net loss of $2,025,416 or $0.01 per share compared to a loss of $397,415 for the quarter ended May 31, 2018. The results for the quarters ended May 31, 2019 and 2018 are not particularly comparable due to the significant growth of the Company in fiscal 2019. In 2019, the Company had significant revenue and corresponding cost of goods sold from its newly acquired retail businesses for vacuum cleaners and pet health supplements whereas in 2018 the only revenue and cost of goods sold was from the MindCure Apps portfolio. Administrative fees and office costs include fees for the Vancouver accounting function, including the CFO, Corporate Secretary, office rents, insurance and office supplies. In 2019, these costs increased significantly due to the addition of the new business units plus a much higher activity level in the NexTech parent company compared to the prior year when the Company was a newly formed private entity. In 2019 NexTech incurred advertising and marketing fees for its retail businesses whereas there were no such costs in 2018. The Consulting fees and employee costs were also significantly higher in 2019 due to the increase in AR technology staff as NexTech accelerated its build out of its technology platform. Management fees increased in 2019 due to rate increases for key management personnel after the Company became listed on the CSE. Payroll and benefits costs are the labor costs for the newly acquired retail businesses and there were no comparable costs in 2018. Professional fees consisted of legal and auditing costs with the most significant portion being legal expenses. The increase in fees for the quarter was due the generally higher activity rate compared to 2018, the acquisition of IPET and some preliminary work on financings which occurred after year-end. Share-based payments increased significantly in 2019 and this reflects the amount accrued for vesting options in the quarter. There were 5,274,000 stock options granted during 2019 with variable vesting periods, while no options were granted in 2018. However, in 2018 there was a founders’ round financing of 8,225,000 common shares for proceeds of $41,125. The fair value of these shares was determined to be $411,250 and the difference of $370,125 was recorded as a share-based payment. Transfer agent and filing fees were incurred only in 2019, after the Company became a public entity listed on the Canadian Securities Exchange (“CSE”) on October 31, 2019.

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Year Ended May 31, 2019

For the year ended May 31, 2019, the Company had a loss of $4,667,549 or $0.11 per share compared to a loss of $826,066 in 2018 or $0.04 per share. The reasons for the 2019 vs. 2018 (January 12, 2018 to May 31, 2018) variances for all revenue and expense items are the same as noted above for the three months ended May 31, 2019 but in addition to those reasons the Company only operated for four and one-half months in 2018 compared to a full year in 2019.

LIQUIDITY AND CAPITAL RESOURCES

NexTech had cash of $329,678 and working capital of $10,033, at May 31, 2019, compared to cash of $2,523,717 and working capital of $2,222,431 at May 31, 2018. Working capital decreased by $2,202,464 due to cash used in operations and the acquisition of IPET. These were partially offset by cash received from the exercise of share purchase warrants. Subsequent to May 31, 2019, the Company has raised gross proceeds of $1,765,779 through private placements and $985,500 through the issuance of convertible debentures to increase its working capital. However, at May 31, 2019, NexTech had current liabilities of $772,078 related to the completion of the IPET business acquisition and related inventory purchase which will reduce post-financing cash which is available for sustaining operations. The Company expects that its retail businesses will generate cash flow in fiscal 2020 and reduce the amount of working capital required to sustain operations and that there will be a significant increase in the amount of revenue generated from its AR technology, which should also reduce cash consumption. However, depending on how much cash is generated from these businesses and how aggressively the Company adds staff to build its sales channels and product lines, NexTech may have to raise additional working capital to maintain operations for the next twelve months.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 56,309,250 common shares issued and outstanding. The Company also has 5,274,000 share purchase options outstanding at exercise prices ranging from $0.25 to $0.81 per option and expiry dates ranging from November 1, 2021 to May 9, 2022.

SUMMARY OF QUARTERLY RESULTS

	2019	2019	2018	2018	2018
Quarter Ended	May 31	Feb. 28	Nov. 30	Aug. 31	May 31
Revenue	$1,405,503	$531,185	$43,133	$22,544	$24,297
Net loss	2,025,416	1,328,326	714,783	599,024	397,415
Net loss per share (basic and diluted)	(0.04)	(0.03)	(0.02)	(0.02)	(0.02)

The Company has been operating for just over one year and as a result the quarterly results reflect a significant increase in operational activity over the quarters presented. For the quarter ended May 31, 2019, NexTech recorded revenue of $1,372,013 from its two ecommerce businesses. For the quarter ended February 28, 2019, $507,517 of the revenue was generated from the newly acquired AR Ecomm vacuum cleaner sales business. In prior quarters revenue was generated from the App portfolio and some minor augmented reality revenue. The quarter ended February 28, 2019 included a significant share-based payment of $370,549. There was a smaller share-based payment of $96,390 for the quarter ended November 30, 2018. When those share-based payments are excluded, the overall trend is for increasing operating costs as the Company added more consultants to build out its augmented reality platform, incurred listing costs, and increased its investor relations activity. For the quarter ended May 31, 2019, the Company generated significantly more revenue due to the vacuum cleaner business being included for the full quarter plus there was additional sales revenue generated from the pet supplement business that was not present in the prior quarter.

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SELECTED ANNUAL INFORMATION

Years Ended	May 31,	May 31,
	2019	2018(1)
Financial Results
Total revenue	$2,002,365	$24,947
Net loss for the year	(4,667,549)	(826,066)
Net income (loss) per common share - basic and diluted	$(0.11)	$(0.04)

Financial Position
Working capital	10,033	2,222,431
Total assets	7,847,463	4,971,711
Non-current liabilities	193,435	-

(1)	For the period from January 12 to May 31, 2019

During the year ended May 31, 2019, the Company acquired two retail businesses, ARECOMM and IPET which resulted in revenue increasing from $25,000 to over $2,000,000. The loss for the year increased because of the much higher activity level. The increased activity was due to a more aggressive build out of its AR technology product line, much higher investor relations activity after listing on the CSE, increased legal costs due to ongoing listing activity from June 1, 2018 through October 30, 2018, the write-off of the MindCure App portfolio, the acquisition of two significant web-based businesses which were not present in 2018 and because the Company was operating for a full year instead of for approximately five months, as it was in 2018.

Working capital decreased over the year and was consumed in operations and because of the cash purchase of IPET. This cash consumption was partially offset by cash received upon the exercise of warrants. Total assets increased mainly as a result of the assets acquired in the IPET and ARECOMM business acquisitions. The non-current liability in 2019 is for deferred income tax as a result of the ARECOMM acquisition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into several transactions with key management personnel. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company. The payments below for monthly management compensation are made in the normal course of business and the amounts paid are negotiated in good faith by both parties and fall within normal market rates.

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	Share-based
For the year ended May 31, 2019	Fees	payments	Total
Evan Gappelberg, CEO	$196,682	$5,261	$201,943
Paul Duffy, President	188,250	5,261	193,511
Reuben Tozman, COO	201,663	386,963	588,626
Former COO	19,585	-	19,585
Belinda Tyldesley, Corporate Secretary	13,565	5,261	18,826
Bill Gildea, Director	-	5,261	5,261
Seabord Services Corp., CFO (1)	119,000	17,536	136,536
Officer of a subsidiary company	-	79,610	79,610
	$738,745	$505,153	$1,243,898

(1)	Seabord Services Corp. provides the services of a CFO, accounts payable and office space for a monthly fee.

During the quarter ended February 29, 2019, the Company issued 1,000,000 common shares each to the CEO and the COO for the acquisition of AR Ecomm. The Company also issued 300,000 common shares to the COO for the acquisition of edCetra, a web-based learning platform.

All balances due to related parties are included in accounts payable and accrued liabilities. The consulting contracts with senior management are ongoing monthly commitments which can be terminated by either party with sufficient notice. The following are the related party liabilities:

	May 31,	May 31,
Related party liabilities	2019	2018
CEO - fees and expenses	$62,502	$89,966
President – fees	37,190	-
Directors	2,031	7,762
Seabord Services Corp. – CFO and accounting services	44,100	7,350
Corporate Secretary – Consulting fees	1,993	542
	$147,816	$105,620

The Company issued a convertible debenture of $125,000 to the wife of the Chief Executive Officer. There were also 2,500,000 share purchase warrants with an exercise price of $0.05 issued with respect to that debenture.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMETS

The preparation of financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Accounting Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Carrying value and recoverability of equipment and intangible assets

The Company has determined that equipment and intangible assets that are capitalized may have future economic benefits and may be economically recoverable. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market condition and useful lives of assets.

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Recovery of deferred tax assets

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. Any changes to the timing of the realization or settlement of these items could impact their value.

Share-based payments

Management is required to make a number of estimates when determining the fair value of the payments resulting from share-based transactions, including the forfeiture rate and expected life of the instruments.

Critical Accounting Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include, but are not limited to, the following:

Going concern

The Company may need to raise additional capital to continue as a going concern. Management believes that it can generate revenue from its technology assets and raise additional capital to fund its ongoing operations and accordingly these statements have been prepared on a going concern basis.

FINANCIAL RISK MANAGEMENT

NexTech’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources through the yields on these investments. The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at May 31, 2019, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD with a net liability amount of approximately US$660,000.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. When the Company has sufficient cash, it is invested in term deposits which can be reinvested without penalty after thirty days should interest rates rise. The Company did not have any interest-bearing loans. Accordingly, the Company does not have significant interest rate risk.

Credit Risk

Credit risk is the risk that one party will cause a financial loss for another party by failing to discharge an obligation. The Company’s credit risk is primarily attributable to receivables and committed transactions. The Company has no significant concentration of credit risk arising from operations. Financial instruments included in receivables consist of miscellaneous receivables. Management believes that the credit risk concentration with respect to financial instruments included in receivables is reasonable, and the amounts are not significant.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in Note 12 of the consolidated financial statements. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its current obligations and its future business requirements for a minimum of twelve months. Management believes that the Company may have to raise additional capital resources to sustain and grow its operations for the next twelve months.

FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and notes payable. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments.

The Company’s financial instruments are classified as amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities and convertible debentures approximate their fair value because of the short-term nature of these instruments.

RISKS AND UNCERTAINTIES

Financing and Share Price Fluctuation Risks

NexTech has limited financial resources, has modest cash flow from its App Portfolio and has no assurance that additional funding will be available to it for further development of its technology-based assets. Further development of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity issues, debt financing or revenue from future advertising contracts and ecommerce businesses. Failure to obtain this financing or cash flow could result in delay or indefinite postponement of further development of its advertising projects which could reduce revenue and cash flow.

Securities markets often experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as NexTech, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. As a result, there can be no assurance that the Company will be able to attract additional capital or whether share prices will be strong to enough to make private placements advisable.

Political and Currency Risks

The Company is operating in Canada and the United States (“USA”). The current relationship between the USA and Canada is going through a period of uncertainty regarding cross-border commerce, which could affect operations in the future. Changing political situations may affect the manner the Company operates. The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in US dollars. There are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of project development conducted.

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Insured and Uninsured Risks

NexTech is subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.

The Company has obtained insurance to protect against some risks. However, should such liabilities arise from operational risks, they could reduce or eliminate future development of its projects and could result in increased costs that would have to be borne by the Company. Consequently, these potential liabilities could have a material adverse effect on the Company’s results and cause a decline in the value of its securities.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and to the extent that such other companies may participate in ventures in which the Company may participate, some directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether the Company will participate in a program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Key Personnel Risk

The Company’s success is dependent upon the performance of key personnel working in management and administrative capacities. The loss of the services of any senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified consultants and employees.

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